UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-13895

CONECTIV
(Exact name of registrant as specified in its charter)
800 King Street
Wilmington, DE 19801
(202) 872-2000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Medium Term Notes, 6.73% 1999 Series Medium Term Notes, 5.3% 2002 Series (Title of each class of securities covered by this Form)
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)(i)	Rule 12h-3(b)(1)(i)	X
Rule 12g-4(a)(1)(ii)	Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)	Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)	Rule 12h-3(b)(2)(ii)
Rule 15d-6
Approximate number of holders of record as of the certification or notice record date: 52

Pursuant to the requirements of the Securities Exchange Act of 1934, Potomac Electric Power Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: January 13, 2004	By: A. W. WILLIAMS Andrew W. Williams Senior Vice President and Chief Financial Officer